

February 25, 2011

Shefali Vibhakar
President and Chief Executive Officer
Lyons Liquors Inc.
2605 72nd Avenue East, M/S 344
Ellenton, FL 34222

> **Re:** **Lyons Liquors Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 9, 2011**
> **File No. 333-171148**

Dear Ms. Vibhakar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering 160,000 shares held by selling stockholders for resale and that this transaction registers all of the outstanding shares held by non-affiliates. Furthermore, affiliates of the company are offering 113,000 of these shares. Because of the nature of this offering and the selling shareholders, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares for resale, please identify the selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell their securities for the duration of the offering or reduce the size of the offering.

2. We note your response to comment one in our letter dated January 11, 2011. Please further revise your disclosure to clarify throughout the registration statement that you are offering 160,000 shares for resale and up to one million shares of common stock in a

primary offering. Please ensure that you include the terms of both your primary and secondary offerings, and clearly differentiate between the two offerings throughout the filing. In this regard, please revise the prospectus cover page as follows:

- Revise the first paragraph to also state that you are offering up to one million shares of your common stock in a primary offering and, as previously requested, state whether the offering is a best efforts self-underwritten offering, whether a minimum number of shares must be sold for the offering to continue, and include the duration of the primary offering. Also include the price at which you will sell the shares offered in your primary offering.

- Describe any arrangements to place the funds from the primary offering in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors, such as whether creditors can attach the funds.

- If there is no minimum subscription requirement for the primary offering, state that investors could lose their entire investment if the offering is unsuccessful.

See Item 501 of Regulation S-K.

3. We note your response to comment two in our letter dated January 11, 2011 and reissue this comment. As previously requested, please provide a detailed analysis in the Prospectus Summary section of your filing stating that you do not consider your company a blank check company and explaining why you believe the company is not a blank check company. In this section, also include a specific business plan for the next twelve months, including a description of your day-to-day operations. We also note the revision to your disclosure in the Description of Business section on page 16 to state that you have no plans, arrangements, commitments or understanding to engage in a merger or acquisition with another company. Please also include a statement to this effect in the Prospectus Summary section of your filing.

4. We have reviewed your response to comment three in our letter dated January 11, 2011. Although you indicate you included a dilution table in your filing, it does not appear such information has been provided. As previously requested, please include a dilution table in your amended filing or tell us why it is not appropriate to do so. Refer to Item 506 of Regulation S-K. Since your offering is being completed on a "best-efforts" basis, please provide a dilution table for each offering scenario discussed within your filing.

5. Please revise your disclosure to explain how you determined the price of the shares to be registered in your resale and primary offerings. In this regard, we note your statement on pages three and five that "[you] determined the offering price by considering a business valuation" and your statement in the first risk factor on page ten that "the offering price of $0.10 per share" was arbitrarily determined. Finally we note your disclosure under the

Determination of Offering Price heading on page 12 that "[you] determined the price of [your] public offering based [sic] to the last sale price of [your] common stock to investors." Please revise. We also note your statement in the last paragraph of the Plan of Distribution section on page 14 that the price of your common stock being registered in your primary offering is "$0.10 per share or prevailing market prices." Please note that you must offer the shares registered as part of your primary offering at a fixed price for the duration of the offering and revise your disclosure accordingly.

Cover Page of the Registration Statement

6. We note your response to comment five in our letter dated January 11, 2011 and the related revisions to your filing. In your amended filing, please ensure that the date included on the cover page of the registration statement corresponds to the date the registration statement was filed.

Prospectus Cover Page

7. Please revise the fifth paragraph of this page to state that, although you intend to apply for quotation on the OTCBB, there is no guarantee that you will be accepted for quotation.

Summary, page 5

8. We note your response to comment six in our letter dated January 11, 2011 and the related revisions to your filing. As previously requested, please revise your disclosure to clarify throughout the filing that you have not yet commenced operations. In this regard, we note the following statements:

- "We did not begin operations until December 17, 2009" (page six)

- "Moreover, in addition to monies needed to continue operations over the next twelve months" (page seven)

- "We compete directly with grocery stores, warehouse clubs, convenience stores and gas stations" (page eight)

- "We engage primarily in owning and operating retail liquor stores under our own brand" (page 19)

Please note these are examples only and revise your disclosure throughout the filing to clarify that you have not yet commenced operations.

The Offering, page 5

9. We have reviewed your response to comment seven in our letter dated January 11, 2011
    and note you still disclose that "all of the common stock to be sold under this prospectus
    will be sold by existing shareholders." Considering it appears that only 160,000 shares
    will be sold by existing shareholders, please revise your offering summary disclosures to
    clarify that existing shareholders are offering up to 160,000 shares and that you are
    offering up to one million shares in a direct public offering. Also revise your disclosure
    to include the terms of your primary offering, including whether the offering is a best
    efforts self-underwritten offering, whether a minimum number of shares must be sold for
    the offering to continue, and to include the duration of the primary offering. Please
    consider providing the information in this section in two different offering tables, with a
    view toward clearly describing the terms of each offering to investors.

Use of Proceeds, page 12

10. We have reviewed your response to comment eight in our letter dated January 11, 2011
    and note your disclosure that you plan to use the net offering proceeds for "sales and
    marketing and brand development." Considering sales and marketing and brand
    development encompasses a broad range of activities, please revise your disclosure to
    discuss in more specific detail how you intend to use the net offering proceeds under each
    offering scenario and provide the order of priority of such proceeds. See Item 504 of
    Regulation S-K. As previously requested, please also include language clarifying that:

    •   the offering is on a "best-efforts" basis;

    •   the offering scenarios presented are for illustrative purposes only, and;

    •   the actual amount of proceeds, if any, may differ.

Selling Shareholders, page 12

11. We note your statement in the first sentence of this section which states that [t]he selling
    shareholders named in this prospectus are offering all of the 160,000 shares of common
    stock offered through this prospectus." Please revise your disclosure to clarify that the
    prospectus also covers the registration of one million shares of your common stock in a
    primary offering.

Plan of Distribution, page 14

12. We note your response to comment 11 in our letter dated January 11, 2011. Please
    disclose whether your sole officer and director will sell the shares in the primary offering,
    whether she will receive any commission from the sale of such shares, and whether she
    will register as a broker-dealer or rely on Rule 3a4-1 under the Exchange Act. Please
    also revise your disclosure to briefly describe the circumstances in which your board of

directors could extend the term of your primary offering for an additional 90 days. Also briefly describe the material terms of the subscription agreement.

Description of Business, page 16

13. We note your response to comment 14 in our letter dated January 11, 2011. Please further revise your disclosure to state whether you have taken any steps toward obtaining a liquor license in any of the states listed in the penultimate paragraph on page 16. If you have not taken any steps toward obtaining a license in any of these states, please state this fact.

14. We note your response to comment 15 in our letter dated January 11, 2011. Please revise your disclosure to state clearly, if true, that you have not yet identified any suppliers. Also, please briefly describe the state liquor and private distribution processes, with a view towards explaining your business model to investors.

Compliance with Government Regulation, page 17

15. We note your response to comment 16 in our letter dated January 11, 2011 and we reissue this comment. As previously requested, please describe in greater detail the need for any government approvals for selling alcoholic beverages and discuss the effect of existing or probable governmental regulation on your business. Also state whether you have received any necessary governmental approvals and, if you have not received these approvals, discuss the status of the approvals.   In this regard, we note your statement in the first sentence of this section and in the penultimate risk factor on page eight that "Federal, state and local governments heavily regulate the alcoholic beverage industry." Please revise.

Intellectual Property, page 17

16. We note your statement that you do not have any intellectual property "except our trade names, web domains and Logo marks." Please revise your disclosure to briefly describe these items. See Item 101(h)(4)(vii) of Regulation S-K.

Description of Property, page 17

17. We note your response to comment 17 in our letter dated January 11, 2011 and we reissue this comment in part. As previously requested, please list the other private companies controlled by your CEO and director that share this office space. We also note your statement that "[t]his lease has since expired, in December 2009." Please revise your disclosure to provide the original term of the lease. In this regard, we note that you were incorporated in December 2009. We also note your statement that "[a]t this time, the Company does not pay the CEO for [the rent expense] as the rent is included in the $2,000 per month due to this officer pursuant to a verbal employment agreement." Please revise your disclosure to state which portion of the compensation to

your sole officer and director constitutes your rent payment obligation and revise your Executive Compensation and Transactions with Related Persons sections accordingly.

Plan of Operations, page 19

Cash Requirements, page 20

18. We note your response to comment 20 in our letter dated January 11, 2011. Please further revise your disclosure to state clearly, if true, that your CEO has agreed to provide the funding necessary to cover minimal operations, not to provide the funding necessary to commence operations. In this regard we note your statement that "[your] president has orally agreed to provide [you] with the necessary funding to maintain minimal operations." We also note your statement in the second paragraph of this section that "[a]s of the date of this Prospectus, we believe to [sic] have sufficient funds to maintain minimal operations" and your statement in the third paragraph in this section that "[your] management estimates that [you] will need to raise a minimum of $75,000 over the next twelve (12) months to commence and execute your business strategy." Please revise your disclosure to rectify this inconsistency.

19. We have reviewed your response to comment 21 in our letter dated January 11, 2011. Although you disclose that the opening of your retail store and the resultant ability to recognize future revenues and generate cash from operations is contingent on receiving minimum financing of $75,000, your use of proceeds disclosures do not appear to allocate any funds to opening a store or to other activities that would directly result in the recognition of revenue. Accordingly, please revise your disclosures throughout your filing to clarify the minimum financing needed to open a store and implement your plan of operation. Please describe and quantify the specific costs needed to initiate your retail operations, such as acquiring or leasing real estate, obtaining liquor licenses, acquiring inventory, and funding employee payroll. If, as we assume, those necessary costs exceed the net proceeds included in your use of proceeds table, please explain in sufficient detail how you intend to finance such expenditures.

Directors, Executive Officers, Promoters and Control Persons, page 20

20. We note your response to comment 22 in our letter dated January 11, 2011 and we reissue this comment in part. As previously requested, please revise the description of Ms. Vibhakar's business experience to include her position within each company listed in the paragraph following the table on page 21, the time period during which she was employed by each company, and the principal line of business that each company is engaged in. See Item 401(e) of Regulation S-K. We note the revision to your filing to state that Ms. Vibhakar does not have any experience in the retail beverage industry and has limited business experience. Accordingly, please remove the fourth sentence in this section which states that Ms. Vibhakar is "a seasoned business executive with a broad range of financial management experience."

Executive Compensation, page 21

21. We have reviewed your response to comment 24 in our letter dated January 11, 2011 and we reissue this comment in part. We note your disclosure on page F-11 that you entered into a verbal compensation agreement to pay your sole officer and director "a minimum of $2,000 per month" for the term of one year on January 13, 2010. Accordingly, please update your summary compensation table to disclose the entire amount of compensation awarded pursuant to this agreement. If necessary, include a footnote to the summary compensation table to include the amount of compensation paid to your sole officer and director to date in your 2011 fiscal year. Also, in light of the fact that the compensation agreement mentioned in your registration statement expired in January 2011, please disclose whether you have entered into a new compensation agreement with Ms. Vibhakar.

Financial Statements, page 24

22. Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720, with any other questions.

Sincerely,

/s/ Brigitte Lippmann for

H. Christopher Owings
Assistant Director

cc: Faiyaz Dean, Esq.